Exhibit 99.1

TORM

Interim Results for the First Quarter Ended 31 March 2024

TORM PLC
OFFICE 105, 20 ST DUNSTAN'S HILL
LONDON, EC3R 8HL,UNITED KINGDOM
COMPANY: 09818726

Highlights

“Our strong performance extended into the first quarter of 2024, supported by favorable market conditions and the timely delivery of vessels acquired in 2023,” says Jacob Meldgaard, adding: “Sustained geopolitical tensions continue to contribute to TORM's strong results.”

Results
In the first quarter of 2024, TORM grew time charter equivalent earnings (TCE) to USD 330.7m (2023, same period: USD 265.0m) and realized an EBITDA of USD 265.8 m (2023, same period: USD 198.5m) and a net profit for the period of USD 209.2 m (2023, same period: USD 153.6m).

Again, in this quarter the product tanker market remained robust, albeit with freight rates retreating towards the end of the quarter compared to the high level at the start of the year. The overall positive market development reflects a continued high ton-mile demand as geopolitical tensions and refinery dislocation affect shipping routes and add to voyage distance. Also, product tanker fleet growth remained at a low level, thus supporting the positive supply and demand situation.

In this market TORM achieved TCE rates of USD/day 43,152 on average (2023, same period: USD/day 41,717), and available earning days increased to 7,697 (2023, same period: 6,732). Our vessel class LR2 achieved TCE rates of USD/day 54,443, the LR1 vessels achieved TCE rates of USD/day 48,583, and the MR vessels achieved TCE rates of USD/day 39,121.

During the quarter the number of outstanding shares excluding treasury shares have been increased to 92.7m which combined with the realized net profit led to an increase in EPS to USD 2.34 (2023, same period: USD 1.87), thus reflecting a satisfactory development driven by tailwind from favorable market conditions as well as strong execution based on the One TORM platform, which allows for effective management of the fleet across vessel classes.

Return on invested capital amounted to 33.8% (2023, same period: 29.2%), thus adding to the positive development seen in the previous quarters.

Coverage
As of 06 May 2024, TORM had covered 42% of the 2024 earning days at USD/day 43,189. Hence, 58% of the 2024 full-year earning days are subject to change. Consequently, as 18,117 earning days in 2024 are unfixed, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 18.1m.

Also, as of 06 May 2024, 55% of the Q2 2024 earning days were covered at USD/day 43,695. For the individual vessel classes, the Q2 2024 coverage was 58% at USD/ day 51,078 for LR2, 51% at USD/day 45,975 for LR1 and 54% at USD/day 40,477 for MR.

Business Highlights
During 2023 and in the first quarter of 2024 TORM has both increased the long-haul fleet significantly and further improved the environmental profile of the total fleet. By the end of April the delivery of all the vessels acquired during the last year was completed, thus significantly adding to TORM’s tonnage and thereby increasing TORM’s operating leverage in order to benefit from an expected continued strong market.

After the end of the quarter, TORM has entered into an agreement to sell one MR vessel (TORM Eric, built in 2006 by STX, South Korea) with expected delivery to the new owner in the second quarter of this year.

After completion of the fleet transactions TORM will have a total fleet of 89 vessels.

Based on broker valuations, TORM’s fleet had a market value of USD 3,501.5m and TORM’s consolidated Net Asset Value (NAV) was USD 3,176.6 m as of 31 March 2024 (2023, same date: USD 2,560.2m).

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	2

Key Figures

USDm	Q1 2024	Q1 2023	FY 2023
Income statements
Revenue	444.1	390.2	1,520.4
Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾	330.7	265.0	1,083.8
Gross profit ¹⁾	275.2	216.2	874.1
EBITDA ¹⁾	265.8	198.5	847.9
Adjusted EBITDA ¹⁾	267.2	214.3	846.4
Operating profit (EBIT)	222.7	163.5	698.6
Financial items	-11.9	-8.4	-46.6
Profit/(loss) before tax	210.8	155.1	652.0
Net profit/(loss) for the year/period	209.2	153.6	648.0
Net profit/(loss) ex. non-recurring items¹⁾	192.7	153.6	595.9
Unrealized gain/(loss) on financial instruments related to
freight and bunker	-1.4	-15.8	1.5
Balance sheet and cash flow
Non-current assets	2,546.0	2,065.6	2,178.9
Total assets	3,507.8	2,864.4	2,870.1
Equity	2,065.0	1,656.9	1,666.0
Total liabilities	1,442.8	1,207.4	1,204.1
Invested capital ¹⁾	2,806.7	2,291.7	2,425.1
Net interest-bearing debt ¹⁾	757.9	646.5	773.4
Net Asset Value (NAV) ²⁾	3,176.6	2,560.2	2,858.0
Cash and cash equivalents incl. restricted cash	559.6	410.7	295.6
Investment in tangible fixed assets	410.0	222.9	608.3
Free cash flow	25.7	-26.9	434.5

1) For definition of the calculated key figures, please refer to the glossary on pages 29 to 35.
2) Based on broker valuations, excluding charter commitments.

	Q1 2024	Q1 2023	FY 2023
Key financial figures ¹⁾ Gross margin	62.0%	55.4%	57.5%
EBITDA margin	59.9%	50.9%	55.8%
Adjusted EBITDA margin	60.2%	54.9%	55.7%
Operating profit/(loss) (EBIT) margin	50.1%	41.9%	45.9%
Return on Equity (RoE)	44.9%	38.9%	40.9%
Return on Invested Capital (ROIC)	33.8%	29.2%	30.4%
Adjusted ROIC	32.8%	28.8%	27.6%
Equity ratio ³⁾	58.9%	57.8%	58.0%
TCE per day (USD)	43,152	41,717	37,124
OPEX per day (USD)	7,260	7,299	7,069
Net Loan-to-value (LTV) ratio ³⁾ ⁵⁾	21.6%	25.9%	27.6%
Share-related key figures ¹⁾
Basic earnings/(loss) per share	2.34	1.87	7.75
Diluted earnings/(loss) per share	2.26	1.80	7.48
Declared dividend per share (USD) ⁸⁾	1.50	1.46	4.42
Declared dividend (USDm) ⁸⁾	140.9	121.1	370.9
Dividend paid per share (USD)	-	-	7.01
Net Asset Value per share (NAV/share) (USD) ³⁾	34.5	30.9	33.3
Share price in DKK ³⁾ ⁶⁾	234.2	210.8	204.2
Share price in USD ³⁾ ⁷⁾	35.0	31.1	30.4
Number of shares ³⁾ ⁴⁾	92.2	82.8	85.7
No. of shares, weighted average (million) ⁴⁾	89.8	81.9	83.6

³⁾ End of period
⁴⁾ Excluding treasury shares
⁵⁾ For Tanker segment
⁶⁾ Source: Nasdaq OMX Nordic
⁷⁾ Source: Nasdaq US
8⁾ Excluding the proposed dividends related to Q4-2023

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	3

Financial Review

TCE
The TCE rate/day increased 3% from USD 41,717 to USD 43,152 in the first three months of 2024 compared to the same period last year. This increase was a result of both an increase in revenue and a decrease in port expenses, bunker, commissions and other costs of goods sold.
Revenue for the first three months of 2024 increased by USD 53.9m to USD 444.1m compared to the same period last year (USD 390.2m), corresponding to a 14% increase. The increase in revenue is primarily driven by a 14% increase in available earning days.
Port expenses, bunkers, commissions, and other cost of goods sold for the first three months of 2024 were USD 112.3m, a decrease of USD 9.8m compared to USD 122.1m in the same period last year. The change can primarily be attributed to unrealized gains of USD 14.4m on derivative financial instruments regarding freight and bunkers. The decrease is partly offset by increased bunker expenses of USD 4.0m due to higher bunker prices.
Assets
As of 31 March 2024, total assets were USD 3,507.8m (2023, same period: USD 2,864.4m). The increase was primarily driven by an increase in the carrying amount of vessels, capitalized dry-docking of USD 438.2m, an increase in cash position of USD 148.9m and an increase in trade receivables of USD 31.9m.
The carrying value of the fleet was USD 2,463.5m as of 31 March 2024 (2023, same period: USD 2,025.3m). The increase was due to investment in 16 vessels of USD 748.9m inclusive capitalized dry-docking delivered during 2023 and the first three months of 2024. The increase since 31 March 2023 was partly offset by the disposal of 11 vessels for a total of USD 158.6m, depreciation, and impairments for a total of USD 152.1m.
Based on broker valuations, TORM’s fleet on water and purchased but not delivered second-hand vessels had a market value of USD 3,612.1m as of 31 March 2024, 47% above carrying value (2023, same period: USD 3,060.2m, 51% above carrying value).

TORM´s liquidity position by the end of Q1 2024 was USD 719.0m including restricted cash of USD 15.6m and undrawn credit facilities of USD 159.4m (2023, same period: USD 574.6m including restricted cash of USD 29.8m and undrawn credit facilities of USD 163.9m).

Equity
As of 31 March 2024, TORM’s equity was USD 2,065.0m (2023, same period: USD 1,656.9m), and increased USD 398.9m since 31 December 2023. The development since 31 December 2023 was mainly driven by an increase in retained profit from the net profit for the period, and secondly by an increase in share premium as a result of the capital increase related to the purchase of two MR and seven LR2 product tankers in the partly share-based transactions announced 09 November 2023.

Cash Flow Statement
Net cash flow from operating activities for the first three months of 2024 was USD 186.6m (2023, same period: USD 214.7m). The decrease was primarily driven by an increase in working capital binding mainly from trade receivables partly offset by improvement in net profit for the period.
Net cash flow from investing activities for the first three months of 2024 was USD -160.9m (2023, same period: USD -241.6m), as a result of the purchase of 11 second-hand vessels and the sale and delivery of three vessels during Q1 2024 compared to purchase and delivery of five vessels in Q1 2023.
Net cash flow from financing activities for the first three months of 2024 was USD 252.8m (2023, same period: USD 87.3m). The increase was primarily driven by proceeds from borrowings as a result of the senior bonds issue of USD 200m combined with higher vessel purchase activities partly offset by ordinary borrowing repayments.
Distribution
TORM’s Board of Directors has today approved an interim dividend for the first quarter of 2024 of USD 1.50 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 140.9m. The distribution for the quarter is equivalent to 73% of net profit adjusted for profit from sale of vessels and reflects the Distribution Policy implemented this year. The payment date is 04 June 2024 to all shareholders of record as of 22 May 2024, and the ex-dividend date is 21 May 2024.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	4

The Product Tanker Market

Market Developments in Q1 2024
The product tanker market was strongly affected by the Houthi attacks against commercial vessels at the Bab al-Mandeb Strait. This led to a widespread rerouting of vessels away from the Red Sea to go around the Cape of Good Hope, increasing trade distances on top of the already longer trade routes as a result of sanctions against Russia.
Prior to disruption, around 12% of global clean petroleum product volumes transited the Suez Canal. By the end of the first quarter, the number of product tankers transiting the Red Sea had fallen by 60%.
Given the fact that around 45% of clean petroleum product volume carried on LR2s normally travels through the Suez Canal, the impact on trade rerouting was strongest on the LR2 segment. Longer sailing distances lowered vessel availability and absorbed a clean-up of around 20 LR2s.
Elevated fleet utilization led to higher and volatile freight rates. Benchmark LR2 freight rates touched above USD 100,000/day - a level not seen since the the early days of the COVID-19 pandemic.

Market Outlook
In the beginning of the second quarter, the product tanker market remained strong although volatile. Return of the US Gulf refineries from spring maintenance has led to increased diesel exports to Europe, at the same time as new refineries in the Middle East have ramped up runs. This, coupled with expectations of a new, higher export quota batch from China and continued disruption at the Red Sea, suggests that the market is likely to absorb lower volumes from Russia on unplanned refinery outages due to drone attacks.

In the medium term (two-three years), the market is expected to be supported by high capacity utilization and manageable newbuilding deliveries for both product and crude tankers. This is supported by fundamental changes in the oil market with refineries having closed down in importing regions such as Australia and New Zealand, while new refining capacity has been added in the Middle East.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	5

Outlook for 2024

Financial Outlook for 2024
To assess our financial performance at TORM, we include the number of covered days, interest-bearing bank debt, the TCE, and EBITDA sensitivity to freight rates in our periodic ongoing reporting.
The primary driver for our financial performance is the product tanker market which is highly uncertain and therefore expected to be highly volatile. We expect to maintain a relatively stable OPEX on a per vessel day basis. Administrative costs are expected to remain at the 2023 levels. In 2023, TORM had an EBITDA break-even TCE rate of approx. USD/day 9,800 excluding profits from sale of vessels.
Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important macroeconomic factors affecting our TCE earnings in 2024 are expected to be:
•	Geopolitical conflicts including the war between Russia and Ukraine and the conflicts in the Middle East region
•	Global economic growth or recession, consumption of refined oil products, and inflationary pressure
•	Location of closing and opening refineries and temporary shutdowns due to maintenance
•	Oil price development

•	Oil trading activity and developments in ton-mile
•	Bunker price developments
•	Global fleet growth and newbuilding ordering activity
•	Potential difficulties of major business partners
•	One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions, etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.
Based on the earnings realized in the first quarter of 2024 and the coverage achieved for the coming quarter TORM narrows its full-year guidance by increasing the low end of the guidance range, thus TCE earnings are expected to be in the range of USD 1.1 - 1.35bn (previous outlook: USD 1.0 – 1.35bn), and EBITDA is expected to be in the range of USD 800 - 1,050m (previous outlook: USD 700 – 1,050m) based on the current fleet size, including published acquisitions and divestment of vessels.

Disclaimer on Financial Outlook
The purpose of this Financial Outlook for 2024 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2024, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 11, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.
The information included in this Financial Outlook for 2024 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2024.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	6

Coverage 2024
Total earning and covered days in TORM as of 06 May 2024

The coverage tables below include both FFA contracts and the physical fleet.
	Q2 2024	Q3 2024	Q4 2024	FY 2024
Total earning days
LR2	1,797	1,867	1,848	6,986
LR1	907	885	865	3,549
MR	5,059	5,092	5,209	20,691
Total	7,763	7,844	7,922	31,226
Covered days
LR2	1,044	302	276	3,094
LR1	465	—	—	1,361
MR	2,726	353	275	8,654
Total	4,235	655	551	13,109

	Q2 2024	Q3 2024	Q4 2024	FY 2024
Covered, %
LR2	58	16	15	44
LR1	51	—	—	38
MR	54	7	5	42
Total	55	8	7	42
Coverage rates, USD/day
LR2	51,078	42,105	43,284	51,933
LR1	45,975	—	—	46,858
MR	40,477	33,854	34,958	39,485
Total	43,695	37,664	39,130	43,189

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.Total available earning days are defined as total calendar days less off-hire days.
The coverage figures include FFA positions. The FFA positions are covering two trades, all carrying clean products. The first is a triangulation route from the European Continent to the US Atlantic Cost (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet. The second is a round trip from the Middle East Gulf to Japan (TC5) and back for the LR1 fleet. Both trades are representative of their vessel type and the geographical location and are supported by adequate trading volumes in the futures market.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	7

___________
Earnings Data
						Change Q1-23
USDm	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	- Q1-24
LR2 vessels
Available earning days 1)	1,071	1,074	1,190	1,155	1,475	38%
Spot rates 2)	65,245	48,775	33,374	44,524	59,792	-8%
TCE per earning day 3)	65,551	47,918	35,054	44,048	54,443	-17%
Operating days	1,170	1,183	1,196	1,158	1,512	29%
Operating expenses per operating day	7,637	7,490	6,826	7,247	7,186	-6%
LR1 vessels
Available earning days 1)	758	1,249	1,280	1,020	891	18%
Spot rates 2)	44,141	35,060	25,997	34,038	47,985	9%
TCE per earning day 3)	42,047	36,674	32,641	40,498	48,583	16%
Operating days	810	1,277	1,288	1,176	927	14%
Operating expenses per operating day	6,709	7,534	7,230	6,449	7,184	7%
MR vessels
Available earning days 1)	4,903	5,127	5,188	5,137	5,331	9%
Spot rates 2)	37,058	33,336	31,730	36,793	39,972	8%
TCE per earning day 3)	36,461	33,862	32,632	36,122	39,121	7%
Operating days	5,130	5,306	5,465	5,446	5,368	5%
Operating expenses per operating day	7,314	6,839	6,724	7,249	7,294	-%
Tanker segment
Available earning days 1)	6,732	7,451	7,658	7,312	7,697	14%
Spot rates 2)	42,476	35,875	31,013	37,505	44,274	4%
TCE per earning day 3)	41,717	36,360	33,010	37,985	43,152	3%
Operating days	7,110	7,766	7,949	7,780	7,807	10%
Operating expenses per operating day	7,299	7,053	6,821	7,128	7,260	-1%

1) Total available earning days = Total calendar days less off-hire days
2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.
3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 29 to ##.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	8

TORM Fleet Development

The table shows recent and expected developments in TORM’s operating fleet. In addition to 64 owned product tankers as of 31 March 2024, TORM had 24 vessels under sale-and-leaseback agreements with options to buy back the vessels (financially reported as owned vessels in accordance with our accounting policies).
In Q4 2023, TORM acquired four 2015-2016 built fuel-efficient eco MR vessels. Two were delivered in Q4 2023 (TORM Diana and TORM Dagmar) and two were delivered in January 2024 (TORM Denise and TORM Danica).
Also in Q4 2023, TORM acquired eight 2010-12 built fuel efficient LR2 vessels, and in early 2024 acquired one 2011 built LR2 vessel. Seven of the vessels were delivered in Q1 2024 and two vessels were delivered in the following quarter.
In late December 2023, TORM sold two LR1 vessels (TORM Sofia and TORM Signe) as well as one MR vessel (TORM Loke) that were all delivered to the new owners in the beginning of January 2024.
After the end of Q1 2024, TORM has entered into
agreement to sell one MR vessel (TORM Eric) with expected delivery to the new owner in the second quarter of this year.
___________ TORM Fleet Development

	Q3 2023	Changes	Q4 2023	Changes	Q1 2024	Changes	Q2 2024
Owned vessels
LR2	7	-1	6	7	13	2	15
LR1	7	-2	5	-2	3	—	3
MR	48	-1	47	1	48	-1	47
Total	62	-4	58	6	64	1	65
Leaseback vessels
LR2	6	—	6	—	6	—	6
LR1	7	—	7	—	7	—	7
MR	11	—	11	—	11	—	11
Total	24	—	24	—	24	—	24

Total fleet	86	-4	82	6	88	1	89

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	9

Responsibility Statement

We Confirm That to the Best of Our Knowledge

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2024 and additional Danish disclosure requirements for interim reports of listed companies.

•
The interim report gives a true and fair view of the Group’s financial position as of 31 March 2024 as well as of the Group’s financial performance and cash flow for the period 01 January – 31 March 2024.

•
The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining three months of 2023.

•	The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors
Jacob Meldgaard
 Executive Director
 08 May 2024

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.
The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	10

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, the Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products; general domestic and international political conditions or events, including sanctions, “trade wars”, and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers. In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	11

Condensed Consolidated Income Statement

USDm	Note	Q1 2024	Q1 2023	FY 2023
Revenue		444.1	390.2	1,520.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		-112.3	-122.1	-430.3
Operating expenses	1	-56.6	-51.9	-216.0
Profit from sale of vessels	2	17.0	—	50.4
Administrative expenses	1, 2	-26.2	-17.6	-82.9
Other operating income and expenses		-0.2	-0.1	6.3
Depreciation and amortization	2	-43.1	-35.0	-149.3
Operating profit (EBIT)		222.7	163.5	698.6
Financial income		6.4	4.1	14.3
Financial expenses		-18.3	-12.5	-60.9
Profit before tax		210.8	155.1	652.0
Tax		-1.6	-1.5	-4.0
Net profit for the period		209.2	153.6	648.0
Net profit for the period attributable to:
TORM plc shareholders		209.7	153.6	648.3
Non-controlling interest		-0.5	—	-0.3
Net profit for the period		209.2	153.6	648.0
Earnings per share
Basic earnings per share (USD)	6	2.34	1.87	7.75
Diluted earnings per share (USD)	6	2.26	1.80	7.48

Segment reporting, notes 5 and 8-12 are on pages 18 to 25.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	12

Condensed Consolidated Statement of Comprehensive Income

USDm	Q1 2024	Q1 2023	FY 2023
Net profit for the period	209.2	153.6	648.0
Other comprehensive income:
Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities having a functional currency different from USD	-0.2	—	-0.1
Fair value adjustment on hedging instruments	6.5	-6.2	3.1
Fair value adjustment on hedging instruments transferred to income statement	-4.9	-4.8	-22.0
Tax on other comprehensive income	-0.5	2.7	4.6
Other comprehensive income/(loss) after tax	0.9	-8.3	-14.4

Total comprehensive income for the period	210.1	145.3	633.6
Total comprehensive income for the period attributable to:
TORM plc shareholders	210.7	145.3	634.0
Non-controlling interest	-0.6	—	-0.4
Total comprehensive income for the period	210.1	145.3	633.6

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	13

Condensed Consolidated Balance Sheet

		31 March	31 March	31 December
USDm	Note	2024	2023	2023
ASSETS
Non-current Assets
Intangible assets
Goodwill		1.8	1.8	1.8
Other intangible assets		1.9	1.8	1.8
Total intangible assets		3.7	3.6	3.6
Tangible fixed assets
Land and buildings		4.8	5.2	5.5
Vessels and capitalized dry-docking	2	2,463.5	2,025.3	2,070.2
Prepayments on vessels	3	60.4	19.6	86.0
Other non-current assets under construction		4.2	—	4.2
Other plant and operating equipment		3.9	5.2	4.4
Total tangible fixed assets		2,536.8	2,055.3	2,170.3
Financial assets
Investments in joint ventures		0.1	0.1	0.1
Loan receivables		4.5	4.6	4.5
Deferred tax asset		0.3	0.5	0.4
Other investments		0.6	1.5	—
Total financial assets		5.5	6.7	5.0
Total non-current assets		2,546.0	2,065.6	2,178.9
Current Assets
Inventories		70.4	70.9	61.7
Trade receivables		258.2	226.3	211.0
Other receivables		63.9	64.6	60.5
Prepayments		9.7	26.3	15.2
Cash and cash equivalents incl. restricted cash		559.6	410.7	295.6
Current assets, excl. assets held-for-sale		961.8	798.8	644.0
Assets held-for-sale	2	—	—	47.2
Total current assets		961.8	798.8	691.2
Total Assets		3,507.8	2,864.4	2,870.1

		31 March	31 March	31 December
USDm	Note	2024	2023	2023
EQUITY AND LIABILITIES
Equity
Common shares		1.0	0.8	0.9
Share premium		439.7	173.1	260.0
Treasury shares		-4.2	-4.2	-4.2
Hedging reserves		26.7	31.6	25.6
Translation reserves		-0.5	-0.5	-0.5
Retained profit		1,600.9	1,453.7	1,382.2
Equity attributable to TORM plc shareholders		2,063.6	1,654.5	1,664.0
Non-controlling interests		1.4	2.4	2.0
Total equity		2,065.0	1,656.9	1,666.0
LIABILITIES
Non-current Liabilities
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		4.7	4.4	3.6
Borrowings	4	1,122.9	913.6	886.9
Other non-current liabilities		4.9	2.9	3.0
Total non-current liabilities		1,177.7	966.1	938.7
Current Liabilities
Borrowings	4	182.9	136.5	172.7
Trade payables		41.7	46.0	43.0
Current tax liabilities		1.1	1.0	0.6
Other liabilities		37.4	50.9	45.2
Provisions	7	0.5	6.8	0.6
Deferred income		1.5	0.2	3.3
Total current liabilities		265.1	241.4	265.4
Total liabilities		1,442.8	1,207.5	1,204.1
Total Equity and Liabilities		3,507.8	2,864.4	2,870.1

Segment reporting, notes 5 and 8-12 are on pages 18 to 25.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	14

Condensed Consolidated Statement of Changes in Equity
01 January-31 March
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of 01 January 2024	0.9	260.0	-4.2	25.6	-0.4	1,382.2	1,664.1	2.0	1,666.1
Comprehensive income/loss for the period:
Net profit for the period	—	—	—	—	—	209.7	209.7	-0.5	209.2
Other comprehensive income for the period	—	—	—	1.6	-0.1	—	1.5	-0.1	1.4
Tax on other comprehensive income	—	—	—	-0.5	—	—	-0.5	—	-0.5
Total comprehensive income/(loss) for the period	—	—	—	1.1	-0.1	209.7	210.7	-0.6	210.1
Capital increase 1)	0.1	180.0	—	—	—	—	180.1	—	180.1
Transaction costs of capital increase	—	-0.3	—	—	—	—	-0.3	—	-0.3
Share-based compensation	—	—	—	—	—	9.0	9.0	—	9.0
Total changes in equity for the period	0.1	179.7	—	1.1	-0.1	218.7	399.5	-0.6	398.9
Equity as of 31 March 2024	1.0	439.7	-4.2	26.7	-0.5	1,600.9	2,063.6	1.4	2,065.0

1) During the period, share capital was increased by USD 180.1m in total including an USD 175.2m non-cash share issue in relation to purchase of 9 vessels.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	15

Condensed Consolidated Statement of Changes in Equity
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of 01 January 2023	0.8	167.5	-4.2	39.9	-0.5	1,297.8	1,501.3	2.4	1,503.7
Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	—	—	—	—	—	153.6	153.6	—	153.6
Other comprehensive income for the period	—	—	—	-11.0	—	—	-11.0	—	-11.0
Tax on other comprehensive income	—	—	—	2.7	—	—	2.7	—	2.7
Total comprehensive income/(loss) for the period	—	—	—	-8.3	—	153.6	145.3	—	145.3
Capital increase 1)	—	5.6	—	—	—	—	5.6	—	5.6
Share-based compensation	—	—	—	—	—	2.3	2.3	—	2.3
Total changes in equity for the period	—	5.6	—	-8.3	—	155.9	153.2	—	153.2
Equity as of 31 March 2023	0.8	173.1	-4.2	31.6	-0.5	1,453.7	1,654.5	2.4	1,656.9

1) During the period, the share capital was increased by USD 5.6m as a result of the exercise of Restricted Share Units.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	16

Condensed Consolidated Cash Flow Statement

USDm	Q1 2024	Q1 2023	FY 2023
Cash flow from operating activities
Net profit for the period	209.2	153.6	648.0
Reversals:
Profit from sale of vessels	-17.0	—	-50.4
Depreciation and amortization	43.1	35.0	149.3
Financial income	-6.4	-4.1	-14.3
Financial expenses	18.3	12.5	60.9
Tax	1.6	1.5	4.0
Other non-cash movements	10.2	18.3	14.5

Interest received and realized exchange gains	6.4	4.2	14.3
Interest paid and realized exchange losses	-16.8	-13.2	-66.0
Income taxes paid	-0.5	-1.4	-3.1
Change in inventories, receivables and payables, etc.	-61.5	8.3	47.8
Net cash flow from operating activities	186.6	214.7	805.0
USDm	Q1 2024	Q1 2023	FY 2023
Cash flow from investing activities
Investment in tangible fixed assets 1)	-241.5	-215.1	-509.7
Investment in intangible fixed assets	-0.2	—	-0.6
Sale of tangible fixed assets	66.3	—	166.4
Change in restricted cash	14.5	-26.5	-26.7
Net cash flow from investing activities	-160.9	-241.6	-370.6
Cash flow from financing activities
Proceeds, borrowings	302.3	112.0	676.4
Repayment, borrowings	-54.0	-30.3	-585.4
Dividend paid	—	—	-586.4
Capital increase1)	4.8	5.6	6.2
Transaction costs share issue	-0.3	—	-0.2
Net cash flow from financing activities	252.8	87.3	-489.4
Net cash flow from operating, investing and financing activities	278.5	60.4	-55.0
Cash and cash equivalents beginning balance	265.5	320.5	320.5
Cash and cash equivalents ending balance	544.0	380.9	265.5
Restricted cash equivalents ending balance	15.6	29.8	30.1
Cash and cash equivalents including restricted cash ending balance	559.6	410.7	295.6
1) During Q1 2024, share capital was increased by USD 180.1m (31 March 2023: USD 5.6m, 31 December 2023: USD 92.7m) in total including an USD 175.2m (31 March 2023: USD 0.0m, 31 December 2023: USD 86.5m) non-cash share issue in relation to purchase of nine (31 March 2023: zero, 31 December 2023: five) vessels.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	17

Segment Reporting – Condensed Consolidated Income Statement
USDm		Q1 2024				Q1 2023				FY 2023
	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
Revenue	440.3	5.7	-1.9	444.1	383.9	9.3	-3.0	390.2	1,491.4	48.0	-19.0	1,520.4
Port expenses, bunkers and commissions	-109.6	—	—	-109.6	-118.9	—	—	-118.9	-407.6	—	—	-407.6
Other cost of goods and services sold	—	-3.8	1.1	-2.7	—	-5.6	2.4	-3.2	—	-36.6	13.9	-22.7
Operating expenses	-56.7	—	0.1	-56.6	-51.9	—	—	-51.9	-216.4	—	0.4	-216.0
Profit from sale of vessels	17.0	—	—	17.0	—	—	—	—	50.4	—	—	50.4
Administrative expenses	-24.2	-2.0	—	-26.2	-14.9	-2.7	—	-17.6	-76.5	-6.4	—	-82.9
Other operating income and expenses	-0.3	0.1	—	-0.2	-0.2	0.1	—	-0.1	6.0	0.3	—	6.3
Depreciation and amortization	-43.0	-0.1	—	-43.1	-34.7	-0.3	—	-35.0	-148.2	-1.1	—	-149.3
Operating profit (EBIT)	223.5	-0.1	-0.7	222.7	163.3	0.8	-0.6	163.5	699.1	4.2	-4.7	698.6
Financial income	6.3	0.1	—	6.4	4.1	—	—	4.1	14.3	—	—	14.3
Financial expenses	-18.2	-0.1	—	-18.3	-12.4	-0.1	—	-12.5	-60.5	-0.4	—	-60.9
Profit before tax	211.6	-0.1	-0.7	210.8	155.0	0.7	-0.6	155.1	652.9	3.8	-4.7	652.0
Tax	-1.1	-0.5	—	-1.6	-1.5	—	—	-1.5	-4.0	—	—	-4.0
Net profit for the period	210.5	-0.6	-0.7	209.2	153.5	0.7	-0.6	153.6	648.9	3.8	-4.7	648.0

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	18

Segment Reporting – Condensed Consolidated Balance Sheet
USDm	31 March 2024				31 March 2023				31 December 2023
	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
ASSETS
Non-current Assets
Intangible assets
Goodwill	—	1.8	—	1.8	—	1.8	—	1.8	—	1.8	—	1.8
Other intangible assets	1.0	0.9	—	1.9	0.6	1.2	—	1.8	0.9	0.9	—	1.8
Total intangible assets	1.0	2.7	—	3.7	0.6	3.0	—	3.6	0.9	2.7	—	3.6
Tangible fixed assets
Land and buildings	4.4	0.4	—	4.8	4.3	0.9	—	5.2	4.9	0.6	—	5.5
Vessels and capitalized dry-docking	2,478.9	—	-15.4	2,463.5	2,033.9	—	-8.6	2,025.3	2,081.7	—	-11.5	2,070.2
Prepayments on vessels	60.4	—	—	60.4	15.8	3.8	—	19.6	86.0	—	—	86.0
Other non-current assets under construction	—	4.5	-0.3	4.2	—	—	—	—	—	4.5	-0.3	4.2
Other plant and operating equipment	3.0	0.9	—	3.9	3.8	1.4	—	5.2	3.3	1.1	—	4.4
Total tangible fixed assets	2,546.7	5.8	-15.7	2,536.8	2,057.8	6.1	-8.6	2,055.3	2,175.9	6.2	-11.8	2,170.3
Financial assets
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.6	—	—	4.6	4.5	—	—	4.5
Deferred tax asset	0.4	-0.1	—	0.3	0.5	—	—	0.5	0.4	—	—	0.4
Other investments	0.6	—	—	0.6	1.5	—	—	1.5	—	—	—	—
Total financial assets	5.6	-0.1	—	5.5	6.7	—	—	6.7	5.0	—	—	5.0
Total non-current assets	2,553.3	8.4	-15.7	2,546.0	2,065.1	9.1	-8.6	2,065.6	2,181.8	8.9	-11.8	2,178.9
Current Assets
Inventories	65.6	4.8	—	70.4	65.5	5.4	—	70.9	58.0	3.7	—	61.7
Trade receivables	253.6	4.6	—	258.2	223.3	3.8	-0.8	226.3	206.2	5.0	-0.2	211.0
Other receivables	58.9	5.0	—	63.9	62.9	1.7	—	64.6	58.8	1.7	—	60.5
Prepayments	9.1	0.6	—	9.7	25.6	0.7	—	26.3	10.7	4.5	—	15.2
Cash and cash equivalents incl. restricted cash	552.3	7.3	—	559.6	405.9	4.8	—	410.7	290.7	4.9	—	295.6
Current assets, excl. assets held-for-sale	939.5	22.3	—	961.8	783.2	16.4	-0.8	798.8	624.4	19.8	-0.2	644.0
Assets held-for-sale	—	—	—	—	—	—	—	—	47.2	—	—	47.2
Total current assets	939.5	22.3	—	961.8	783.2	16.4	-0.8	798.8	671.6	19.8	-0.2	691.2
Total Assets	3,492.8	30.7	-15.7	3,507.8	2,848.3	25.5	-9.4	2,864.4	2,853.4	28.7	-12.0	2,870.1

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	19

Segment Reporting – Condensed Consolidated Balance Sheet
USDm		31 March 2024				31 March 2023				31 December 2023
	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
Total equity	2,061.6	9.3	-5.9	2,065.0	1,651.0	7.0	-1.1	1,656.9	1,661.3	9.9	-5.2	1,666.0
LIABILITIES
Non-current Liabilities
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	4.5	0.2	—	4.7	4.2	0.2	—	4.4	3.3	0.3	—	3.6
Borrowings	1,121.0	1.9	—	1,122.9	908.9	4.7	—	913.6	884.0	2.9	—	886.9
Other non-current liabilities	4.3	0.6	—	4.9	2.2	0.7	—	2.9	2.2	0.8	—	3.0
Total non-current liabilities	1,175.0	2.7	—	1,177.7	960.5	5.6	—	966.1	934.7	4.0	—	938.7
Current Liabilities
Borrowings	179.1	3.8	—	182.9	133.4	3.1	—	136.5	169.7	3.0	—	172.7
Trade payables	38.9	2.8	—	41.7	45.1	2.2	-1.3	46.0	39.6	3.4	—	43.0
Current tax liabilities	0.8	0.3	—	1.1	1.0	—	—	1.0	0.6	—	—	0.6
Other liabilities	37.4	—	—	37.4	50.8	0.2	-0.1	50.9	44.8	0.5	-0.1	45.2
Provisions	—	0.5	—	0.5	6.5	0.3	—	6.8	—	0.6	—	0.6
Deferred income	—	11.3	-9.8	1.5	—	7.1	-6.9	0.2	2.7	7.3	-6.7	3.3
Total current liabilities	256.2	18.7	-9.8	265.1	236.8	12.9	-8.3	241.4	257.4	14.8	-6.8	265.4
Total liabilities	1,431.2	21.4	-9.8	1,442.8	1,197.3	18.5	-8.3	1,207.5	1,192.1	18.8	-6.8	1,204.1
Total Equity and Liabilities	3,492.8	30.7	-15.7	3,507.8	2,848.3	25.5	-9.4	2,864.4	2,853.4	28.7	-12.0	2,870.1

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	20

_________
NOTE 1 - STAFF COSTS
Staff costs included in operating expenses relate to the 106 seafarers employed under Danish contracts (31 March 2023: 97, 31 December 2023: 105).
The average number of employees is calculated as a full-time equivalent (FTE).
USDm	Q1 2024	Q1 2023	FY 2023
Included in operating expenses	21.6	2.1	8.6
Included in administrative expenses	2.2	14.0	69.3
Total staff costs	23.8	16.1	77.9

As at 31 March 2024 TORM has a pool of 3,249 (31 March 2023:3,165, 31 December 2023:3,271) seafarers.
The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first three months of 2024 were on average 1,630 (31 March 2023: 1,566, 31 December 2023:1,625).
Total seafarers costs for the first three months of 2024 were USD 33.3m (31 March 2023:USD 30.3m, 31 December 2023:USD 127.1m) which are included in "Operating expenses" of which USD 31.1m (31 March 2023:USD 28.2m, 31 December 2023:USD 118.5m) pertains to cost for seafarers on board vessels on short-term contracts and USD 2.2m (31 March 2023:USD 2.1m, 31 December 2023:USD 8.6m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.
Total compensation to the Board of Directors and the CEO expensed during the period amounts to USD 1.8m (31 March 2023: USD 1.1m, 31 December 2023: USD 3.3m) excluding share-based compensation.
As announced on 07 March 2024, the Board of Directors agreed to grant a total of 1,214,986 (2023: 1,248,153) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 258.4 (2023: DKK 220.6). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the options granted was determined using the Black-Scholes model and amounts to USD 8.1m (31 March 2023: 10.8m). The average remaining contractual life for the restricted shares as of 31 March 2024 is 1.8 years ( 31 March 2023: 1.8 years, 31 December 2023: 1.5 years ).
In addition to the RSUs granted to certain employees, the CEO was granted 255,200 restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the Black-Scholes model and amounts to USD 1.9m.
_________
NOTE 2 - VESSEL AND CAPITALIZED DRY-DOCKING
IMPAIRMENT ASSESSMENT
For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 31 March 2024.

_________
NOTE 2 - continued
ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE PERIOD
During the first three months of 2024, TORM delivered three vessels (31 March 2023: zero, 31 December 2023: eight) for a total consideration of USD 65.6m (31 March 2023: USD 0.0m, 31 December 2023: USD 166.4m). The vessels delivered to new owners during the first three months of 2024 had a carrying value of USD 47.5m (31 March 2023: USD 0.0m, 31 December 2023: USD 111.4m). After deducting related bunker cost, the sales resulted in a profit of USD 17.0m (31 March 2023: USD 0.0m, 31 December 2023: USD 50.4m) which are recognized in the income statement for 2023.
	31 March	31 March	31 December
USDm	2024	2023	2023
Cost:
Balance as of beginning of period	2,622.1	2,421.2	2,421.2
Additions	354.6	185.8	476.0
Disposals	-1.8	-7.3	-31.9
Transferred from prepayments	80.6	17.1	40.6
Transferred to assets held-for-sale	—	—	-283.8
Balance	3,055.5	2,616.8	2,622.1
Depreciation:
Balance as of beginning of period	536.3	543.8	543.8
Disposals	-1.8	-7.3	-31.9
Depreciation for the period	41.9	33.5	143.7
Transferred to assets held-for-sale	—	—	-119.3
Balance	576.4	570.0	536.3
Impairment:
Balance as of beginning of period	15.6	21.5	21.5
Transferred to assets held-for-sale	—	—	-5.9
Balance	15.6	21.5	15.6
Carrying amount	2,463.5	2,025.3	2,070.2

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 72.5m (31 March 2023: USD 65.1m, 31 December 2023: USD 75.1m).

The depreciation for the three months ended 31 March 2024 related to "Other plant and operating equipment" of USD 0.3m (31 March 2023: USD 0.9m, 31 December 2023: USD 2.5m) and “Land and buildings” of USD 0.6m (31 March 2023: USD 0.6m, 31 December 2023: USD 2.5m) is related to “Administrative expenses”.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	21

_________
NOTE 3 - PREPAYMENTS ON VESSELS

	31 March	31 March	31 December
USDm	2024	2023	2023
Balance as of beginning of period	86.0	—	—
Additions	55.0	36.7	126.6
Transferred to vessels	-80.6	-17.1	-40.6
Carrying amount	60.4	19.6	86.0

_________
NOTE 4 – BORROWINGS

	31 March	31 March	31 December
USDm	2024	2023	2023
Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	183.1	136.4	172.5
Falling due between one and two years	153.8	145.9	146.5
Falling due between two and three years	153.3	200.9	147.2
Falling due between three and four years	120.5	120.6	110.8
Falling due between four and five years	334.4	169.8	119.8
Falling due after five years	371.2	281.9	370.1
Total	1,316.3	1,055.5	1,066.9
Borrowing costs	-16.2	-11.7	-13.9
Right-of-use lease liabilities	5.7	6.3	6.6
Total borrowings	1,305.8	1,050.1	1,059.6

As of 31 March 2024, TORM was in compliance with financial covenants. TORM expects to remain in compliance with financial covenants in the remaining period of 2024.

_________

NOTE 5 - DERIVATIVE FINANCIAL INSTRUMENTS
	31 March	31 March	31 December
USDm	2024	2023	2023
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements - fair value through profit and loss	0.1	-10.8	1.7
Bunker swaps - fair value through profit and loss	—	-5.0	-0.2
Bunker swaps - hedge accounting	0.1	-0.8	-0.5
Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts - hedge accounting	-0.5	1.0	0.5
Interest rate swaps - hedge accounting	37.5	42.6	35.3
Total	37.2	27.0	36.8
Derivative financial instruments are recognized in the following balance sheet items:
	31 March	31 March	31 December
USDm	2024	2023	2023
Other receivables	37.7	43.6	37.6
Other liabilities	-0.5	-16.6	-0.8
Total	37.2	27.0	36.8

The fair value hierarchy for the above derivative financial instruments is Level 2.
There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2023, page 190.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	22

_________
NOTE 6 - EARNINGS PER SHARE AND DIVIDEND PER SHARE

	Q1 2024	Q1 2023	FY 2023
EARNINGS PER SHARE Net profit for the year attributable to TORM plc shareholders (USDm) Million shares	209.7	153.6	648.3
Weighted average number of shares Weighted average number of treasury shares	90.3 -0.5	82.4 -0.5	84.1 -0.5
Average number of shares outstanding	89.8	81.9	83.6
Dilutive effect of outstanding share options	2.8	3.3	3.1
Weighted average number of shares outstanding incl. dilutive effect of share options	92.6	85.2	86.7
Basic earnings per share (USD)	2.34	1.87	7.75
Diluted earnings per share (USD)	2.26	1.80	7.48

_________
NOTE 6 - continued

	Q1 2024	Q1 2023	FY 2023
DIVIDEND PER SHARE
Declared dividend per share (USD)	1.50	1.46	4.42
Declared dividend during the period (USDm)	140.9	121.1	370.9
Proposed dividend per share for approval at
Annual General Meeting (USD)	—	—	1.36
Proposed dividend for approval at Annual
General Meeting (USDm)	—	—	126.3
Dividend paid per share (USD)	—	—	7.01
Dividend paid during the period (USDm)	—	—	586.4
Number of shares, end of period (million)	92.7	83.3	86.2
Number of treasury shares, end of period (million)	-0.5	-0.5	-0.5
Number of shares outstanding, end of period (million)	92.2	82.8	85.7

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	23

_________

NOTE 7 - PROVISIONS
In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex, which led to the reversal of provisions amounting to USD 6.3m.
As expected at the end of 2023, the remaining part of the case complex was resolved in arbitration during Q1-2024 with an award in favor of TORM.
_________

NOTE 8 - CONTINGENT LIABILITIES
TORM is involved in certain legal proceedings and disputes. It is the Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations, and cash flows.
_________
NOTE 9 - CONTRACTUAL OBLIGATIONS AND RIGHTS
As of 31 March 2024, TORM had contractual obligations regarding scrubber investments and other minor commitments of USD 31.8m (31 March, 2023: USD 17.4m, 31 December 2023: USD 35.7m).
As of 31 March 2024, TORM had contractual obligations regarding second-hand vessels of USD 0.0m (31 March, 2023: USD 143.1m, 31 December 2023: USD 190.4m).
As of 31 March 2024 , TORM has contractual rights to receive future payments as lessor of these vessels on the time charter of USD 23.9m in 2024 (31 March, 2023: USD 0.0m, 31 December 2023: USD 37.8m) and USD 24.4m in 2025 (31 March, 2023: USD 0.0m, 31 December 2023: USD 24.1m). The charter hire income for these vessels under time charter is recognized under "Revenue".
_________
NOTE 10 - POST BALANCE SHEET DATE EVENTS
TORM’s Board of Directors has decided to declare a dividend of USD 1.50 per share, with an expected total dividend payment of USD 140.9m. The distribution is in line with TORM’s Distribution Policy as announced on 07 May 2024. Payment is expected on 04 June 2024 to shareholders of record on 22 May 2024, with the ex-dividend date on 21 May 2024 [in Denmark and 22 May 2024 in United States]. The dividends have not been recognized as liabilities and there are no tax consequences.

After the end of Q1 2024, TORM took delivery of the LR2 vessels TORM Grace and TORM Genesis and sold TORM Eric with expected delivery in the second quarter of 2024.
_________

NOTE 11 - RELATED PARTY TRANSACTIONS
During the first three months ended 31 March 2024, there have been no other related party transactions than ordinary remuneration to the Board of Directors and the CEO. Please refer to Note 1.
_________
NOTE 12 - ACCOUNTING POLICIES AND GOING CONCERN
General Information
The information for the year ended 31 December 2023 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.
The interim report for the period 01 January-31 March 2024 is not audited or reviewed.
Significant Accounting Policies
The interim report for the period 01 January-31 March 2024 is presented in accordance with IAS 34 "Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2024 and the additional Danish disclosure requirements for interim reports of listed companies.
TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2024:
• Amendments to IAS 1 Presentation of Financial Statements
• Amendments to IFRS 16 Lease Liability in a Sale and Leaseback
• Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements
For the new standards and amendments, it is assessed that application of these effective on 01 January 2024 has not had any material impact on the consolidated financial statements in 2024. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2023.
As part of Pillar Two income taxes implementation, the Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbor assessment. The Group expects to be eligible for the Transitional CbCR Safe Harbor in the majority of jurisdictions in which the Group is present during fiscal year 2024. At 31 March 2024, there are no indications that the top-up tax will have material impact to the Group in 2024.
For critical estimates and judgements, please refer to the Annual Report 2023, pages 153-154.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	24

NOTE 12 - continued
Going Concern
TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding, second-hand vessels and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 31 March 2024, TORM’s available liquidity including undrawn facilities was USD 719.0m, including a total cash position of USD 559.6m (including restricted cash of USD 15.6m). TORM’s net interest-bearing debt was USD 757.9m, and the net debt loan-to-value ratio was 21.6%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.
The sensitivity calculation is similar to those applied in connection with covenant testing in the Annual Report 2023. The principal risks and uncertainties facing TORM are set out on page 82 and onwards in the 2023 Annual Report. A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM’s base case assumes that this positive sentiment related to freight rates and vessel values will continue until Q2 2025. TORM also closely monitors the development of the conflict between Hamas and Israel including related conflicts in the rest of the Middle East region and the potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.
The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, TORM will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	25

Condensed Consolidated Income Statement per Quarter

USDm	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Revenue	444.1	387.8	358.1	384.3	390.2
Port expenses, bunkers, commissions, and other cost of goods and services sold	-112.3	-120.7	-113.4	-74.1	-122.1
Operating expenses	-56.6	-55.1	-54.2	-54.8	-51.9
Profit from sale of vessels	17.0	39.9	7.0	3.5	—
Administrative expenses	-26.2	-24.4	-19.0	-21.9	-17.6
Other operating income and expenses	-0.2	6.9	-0.3	-0.2	-0.1
Depreciation and amortization	-43.1	-39.1	-38.2	-37.0	-35.0
Operating profit (EBIT)	222.7	195.3	140.0	199.8	163.5
Financial income	6.4	3.4	4.2	2.6	4.1
Financial expenses	-18.3	-13.9	-16.5	-18.0	-12.5
Profit before tax	210.8	184.8	127.7	184.4	155.1
Tax	-1.6	-0.1	-3.4	1.0	-1.5
Net profit for the period	209.2	184.7	124.3	185.4	153.6
EARNINGS PER SHARE
Basic earnings per share (USD)	2.34	2.18	1.47	2.23	1.87
Diluted earnings per share (USD)	2.26	2.10	1.42	2.14	1.80

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	26

Condensed Consolidated Statement of Cash Flow per Quarter
USDm	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the period	209.2	184.7	124.3	185.4	153.6
Reversals:
Profit from sale of vessels	-17.0	-39.9	-7.0	-3.5	—
Depreciation and amortization	43.1	39.1	38.2	37.0	35.0
Financial income	-6.4	-3.4	-4.2	-2.6	-4.1
Financial expenses	18.3	13.9	16.5	18.0	12.5
Tax	1.6	0.1	3.4	-1.0	1.5
Other non-cash movements	10.2	11.6	15.3	-30.7	18.3
Interest received and realized exchange gains	6.4	3.5	4.0	2.6	4.2
Interest paid and realized exchange losses	-16.8	-15.9	-17.7	-19.2	-13.2
Income taxes paid	-0.5	-1.5	-0.1	-0.1	-1.4
Change in inventories, receivables and payables, etc.	-61.5	2.6	30.2	6.7	8.3
Net cash flow from operating activities	186.6	194.8	202.9	192.6	214.7

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	27

Condensed Consolidated Statement of Cash Flow per Quarter

USDm	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-241.5	-152.1	-23.9	-118.5	-215.1
Investment in intangible fixed assets	-0.2	-0.4	—	-0.2	—
Sale of tangible fixed assets	66.3	132.1	18.3	16.0	—
Change in restricted cash	14.5	0.3	-0.5	-0.1	-26.5
Net cash flow from investing activities	-160.9	-20.1	-6.1	-102.8	-241.6
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	302.3	110.5	126.4	327.5	112.0
Repayment, borrowings	-54.0	-136.9	-195.2	-223.0	-30.3
Dividend paid	—	-123.2	-126.6	-336.6	—
Capital increase	4.8	—	—	0.6	5.6
Transaction costs share issue	-0.3	—	-0.2	—	—
Net cash flow from financing activities	252.8	-149.6	-195.6	-231.5	87.3
Net cash flow from operating, investing and financing activities	278.5	25.1	1.2	-141.7	60.4
Cash and cash equivalents beginning balance	265.5	240.4	239.1	380.9	320.5
Cash and cash equivalents, ending balance	544.0	265.5	240.4	239.1	380.9
Restricted cash equivalents ending balance	15.6	30.1	30.4	29.9	29.8
Cash and cash equivalents including restricted cash, ending balance	559.6	295.6	270.8	269.0	410.7

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	28

Glossary
Key Financial Figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives
Available earning days

Gross profit %	=	Gross profit
Revenue

EBITDA %	=	EBITDA
Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT)
Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year
Average equity

Return on Invested Capital	=	Operating profit/(loss) less tax
(RoiC) %		Average invested capital

Equity ratio	=	Equity
Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year
Average number of shares

Diluted earnings/(loss) per share, EPS	=	Net profit/(loss) for the year
(USD)		Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	29

Glossary
Alternative Performance Measures Group

Throughout the interim report, several alternative performance measures (APMs) are used.
The APMs used are the same as in the Annual Report 2023 and therefore we refer to the principles for these on pages 222-225 in the TORM plc Annual Report 2023. The following APMs relate to the Group.
Net profit/(loss) for the year excluding non-recurring items: Net profit/loss excluding non-recurring items is net profit/loss less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels and claims provisions. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.
USDm	Q1 2024	Q1 2023	FY 2023
Reconciliation to net profit/(loss)
Net profit/(loss) for the period	209.2	153.6	648.0
Profit from sale of vessels	-17.0	—	-50.4
Provisions	—	—	-6.5
Expense of capitalized bank fees at refinancing	0.5	—	3.5
Termination of leaseback arrangement	—	—	1.3
Net profit for the year ex. non-recurring items	192.7	153.6	595.9

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2024	Q1 2023	FY 2023
Reconciliation to revenue
Revenue	444.1	390.2	1,520.4
Port expenses, bunkers, commissions and other cost of goods and services sold	-112.3	-122.1	-430.3
Operating expenses	-56.6	-51.9	-216.0
Gross profit	275.2	216.2	874.1

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 32.
ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:
USDm	Q1 2024	Q1 2023	FY 2023
Operating profit/(loss) (EBIT)	222.7	163.5	698.6
Tax	-1.6	-1.5	-4.0
EBIT less Tax	221.1	162.0	694.6
EBIT less Tax - Full year equivalent	884.4	648.0	694.6
Invested capital, opening balance	2,425.1	2,142.3	2,142.3
Invested capital, ending balance	2,806.7	2,291.7	2,425.1
Average invested capital	2,615.9	2,217.0	2,283.7
Return on Invested Capital (ROIC)	33.8%	29.2%	30.4%

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	30

Glossary
Alternative Performance Measures Group

Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 32.
The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:
USDm	Q1 2024	Q1 2023	FY 2023
EBIT less Tax - Full year equivalent	884.4	648.0	694.6
Profit from sale of vessels	-17.0	—	-50.4
Provisions	—	—	-6.5
EBIT less tax and impairment	867.4	648.0	637.7
Average invested capital1)	2,615.9	2,217.0	2,283.7
Average impairment 2)	27.0	32.9	29.9
Average invested capital adjusted for impairment	2,642.9	2,249.9	2,313.6
Adjusted ROIC	32.8%	28.8%	27.6%

1)	Average invested capital is calculated as the average of the opening and closing balance of invested capital.
2)	Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.
EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to "interest for purposes of presenting EBITDA.
Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consist of interest income and gains on foreign exchange transactions.
EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.
EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:
USDm	Q1 2024	Q1 2023	FY 2023
Net profit / (loss) for the period	209.2	153.6	648.0
Tax	1.6	1.5	4.0
Financial expenses	18.3	12.5	60.9
Financial income	-6.4	-4.1	-14.3
Depreciation and amortization	43.1	35.0	149.3
EBITDA	265.8	198.5	847.9

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	31

Glossary
Alternative Performance Measures Group

Adjusted EBITDA: TORM defines adjusted EBITDA as EBITDA net of fair value adjustments on freight and bunker derivatives.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:
USDm	Q1 2024	Q1 2023	FY 2023
EBITDA	265.8	198.5	847.9
Fair value adjustments on freight and bunker derivatives	1.4	15.8	-1.5
Adjusted EBITDA	267.2	214.3	846.4

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:
USDm	31 March 2024	31 March 2023	31 December 2023
Tangible and intangible fixed assets	2,540.5	2,058.9	2,173.8
Investments in joint ventures	0.1	0.1	0.1
Deferred tax asset	0.3	0.5	0.4
Other investments	0.6	1.5	—
Inventories	70.4	70.9	61.7
Accounts receivables 1)	331.8	317.2	286.7
Assets held-for-sale	—	—	47.2
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Deferred tax liability	-4.7	-4.4	-3.6
Trade payables 2)	-84.0	-99.8	-91.3
Current tax liabilities	-1.1	-1.0	-0.7
Provisions	-0.5	-6.8	-0.6
Deferred income	-1.5	-0.2	-3.4
Invested capital	2,806.7	2,291.7	2,425.1

1)	Accounts receivables includes Trade receivables, Other receivables and Prepayments.
2)	Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	32

Glossary
Alternative Performance Measures Group

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:
USDm	31 March 2024	31 March 2023	31 December 2023
Borrowings1)	1,322.0	1,061.8	1,073.5
Loan receivables Cash and cash equivalents, including restricted cash	-4.5 -559.6	-4.6 -410.7	-4.5 -295.6
Net interest-bearing debt	757.9	646.5	773.4

1) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 16.2m.
Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when new possibilities occur.
USDm	31 March 2024	31 March 2023	31 December 2023
Cash and cash equivalents, including restricted cash	559.6	410.7	295.6
Undrawn credit facilities and committed facilities	159.4	163.9	342.5
Liquidity	719.0	574.6	638.1

Restricted cash 31 March 2024 amounts to USD 15.6m (31 March 2023: USD 29.8, 31 December 2023: USD 30.1m)

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	33

Glossary
Alternative Performance Measures Group

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.
USDm	Q1 2024	Q1 2023	FY 2023
Net cash flow from operating activities	186.6	214.7	805.0
Net cash flow from investing activities	-160.9	-241.6	-370.6
Free cash flow	25.7	-26.9	434.4

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments.
NAV/share is calculated as follows:
USDm	31 March 2024	31 March 2023	31 December 2023
Total vessel values (broker values)	3,501.5	2,893.3	3,080.9
Vessel values of purchased secondhand vessels not delivered (broker values)	110.6	166.9	479.9
Committed investment capital expenditure	31.8	17.4	35.7
Committed liability capital expenditure	-31.8	-160.5	-226.1
Goodwill	1.8	1.8	1.8
Other intangible assets	1.9	1.8	1.9
Land and buildings	4.8	5.2	5.5
Other plant and operating equipment	3.9	5.2	4.4
Investments in joint ventures	0.1	0.1	0.1
Loan receivables	4.5	4.6	4.5
Deferred tax asset	0.3	0.5	0.4
Other investments	0.6	1.5	—
Inventories	70.4	70.9	61.7
Accounts receivables 1)	331.8	317.2	286.7
Cash and cash equivalents incl. restricted cash	559.6	410.7	295.6
Deferred tax liability	-4.7	-4.4	-3.6
Borrowings 2)	-1,322.0	-1,061.8	-1,073.5
Trade payables 3)	-84.0	-99.8	-91.3
Current tax liabilities	-1.1	-1.0	-0.6
Provisions	-0.5	-6.8	-0.6
Prepayments from customers	-1.5	-0.2	-3.4
Total Net Asset Value (NAV)	3,178.0	2,562.6	2,860.0
Non-controlling interest	-1.4	-2.4	-2.0
Total Net Asset Value (NAV) excl. non-controlling interest	3,176.6	2,560.2	2,858.0
Total number of shares, end of period excluding treasury shares (million)	92.2	82.8	85.7
Total Net Asset Value per share (NAV/share)	34.5	30.9	33.3

1)	Accounts receivables includes Trade receivables, Other receivables and Prepayments.
2)	Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 16.2m.
3)	Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	34

Glossary
Alternative Performance Measures Tanker segment

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2023 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2023. After the acquisition of Marine Exhaust Technology A/S on 01 September 2023, the following APMs relate to the primary segment, the Tanker segment.
Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:
USDm	Q1 2024	Q1 2023	FY 2023
Reconciliation to revenue
Revenue	440.3	383.9	1,491.4
Port expenses, bunkers and commissions	-109.6	-118.9	-407.6
TCE earnings	330.7	265.0	1,083.8
Fair value adjustments on freight and bunker derivatives	1.4	15.8	-1.5
Adjusted TCE earnings	332.1	280.8	1,082.3
Available earning days	7,697	6,732	29,152
TCE per earning day (USD)	43,152	41,717	37,124
Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.
LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.
	31 March	31 March	31 December
USDm	2024	2023	2023
Vessel values (broker values)	3,501.5	2,893.3	3,080.9
Vessel values of purchased secondhand vessel not delivered (broker values)	110.6	166.9	479.9
Other committed investment CAPEX	31.8	17.4	35.7
Total vessel values	3,643.9	3,077.6	3,596.5
Borrowings 1)	1,316.3	1,054.0	1,067.6
- Debt regarding Land and buildings & Other plant and operating equipment	-4.8	-6.3	-5.4
Committed liability capital expenditure	31.8	160.5	226.1
Loan receivable	-4.5	-4.6	-4.5
Cash and cash equivalents, including restricted cash	-552.3	-405.9	-290.7
Total (loan)	786.5	797.7	993.1
Net Loan-to-value (LTV) ratio	21.6%	25.9%	27.6%

1) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 16.2m.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2024	35